UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30006/ March 22, 2012

In the Matter of   :
                                                                   :
American Equity Life Annuity Account   :
6000 Westown Parkway   :
West Des Moines, Iowa 50266   :
                                                                   :
(811-8663)   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

American Equity Life Annuity Account (the "Applicant") filed an application on January
24, 2012 requesting an order under Section 8(f) of the Investment Company Act of 1940
(the "Act") declaring that it had ceased to be an investment company.

On February 24, 2012, a notice of filing of the application was issued (Investment
Company Act Release No. 29966). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing was filed, and the Commission
did not order a hearing.

The matter having been considered, it is found, on the basis of the information set forth in
the application, that the Applicant has ceased to be an investment company.

Accordingly, IT IS ORDERED, under Section 8(f) of the Act, that American Equity Life Annuity Account's registration under the Act shall immediately cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary